Filed by Hewlett Packard Enterprise Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Hewlett Packard Enterprise Company

Commission File No.: 001-37483

This filing consists of presentations provided by Hewlett Packard Enterprise Company (“Hewlett Packard Enterprise”) in connection with the proposed distribution of Everett SpinCo, Inc. (“Everett”), a wholly-owned subsidiary of Hewlett Packard Enterprise to Hewlett Packard Enterprise’s stockholders and merger of Everett with a wholly-owned subsidiary of Computer Sciences Corporation (the “Transaction”).

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IR Summit @ Discover 2016 Meg Whitman, CEO June 7, 2016

Forward-looking statements This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Hewlett Packard Enterprise Company, and its consolidated subsidiaries (“Hewlett Packard Enterprise” or “HPE”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. The words “believe”, “expect”, “anticipate”, “optimistic”, “intend”, “aim”, “will”, “should”, and similar expressions are intended to identify such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any projections of revenue, margins, expenses, effective tax rates, net earnings, net earnings per share, cash flows, benefit plan funding, share repurchases, currency exchange rates or other financial items; any projections of the amount, timing or impact of cost savings or restructuring charges; any statements of the plans, strategies and objectives of management for future operations; statements regarding the expected effects on Hewlett Packard Enterprise, Enterprise Services and CSC of the proposed distribution of Enterprise Services to Hewlett Packard Enterprise's stockholders and merger of Enterprise Services with a subsidiary of CSC (the "Transaction"), the anticipated timing and benefits of the Transaction, including future financial and operating results, and whether the Transaction will be tax-free for Hewlett Packard Enterprise and its stockholders for U.S. federal income tax purposes, the combined company's plans, objectives, expectations and intentions; the execution of restructuring plans and any resulting cost savings or revenue or profitability improvements; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on Hewlett Packard Enterprise and its financial performance; any statements of expectation or belief; and any statements or assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the need to address the many challenges facing Hewlett Packard Enterprise’s businesses; the competitive pressures faced by Hewlett Packard Enterprise’s businesses; risks associated with executing Hewlett Packard Enterprise’s strategy, the impact of macroeconomic and geopolitical trends and events; risks associated with Hewlett Packard Enterprise’s international operations; the development and transition of new products and services and the enhancement of existing products and services to meet customer needs and respond to emerging technological trends; integration and other risks associated with business combination and investment transactions; the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise's and CSC's ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; CSC's ability to integrate Enterprise Services successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise's or CSC's businesses; the effect of economic, competitive, legal, governmental and technological factors; and other risks that are described in Hewlett Packard Enterprise’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and that are otherwise described or updated from time to time in Hewlett Packard Enterprise’s reports filed with the Securities and Exchange Commission (“SEC”). As in prior periods, the financial information set forth in this presentation, including tax-related items, reflects estimates based on information available at this time. While Hewlett Packard Enterprise believes these estimates to be reasonable, these amounts could differ materially from reported amounts in the Hewlett Packard Enterprise Quarterly Report on Form 10-Q for the three and six months ended April 30, 2016. Hewlett Packard Enterprise assumes no obligation and does not intend to update these forward-looking statements.

Executive Summary In FY11, we faced significant challenges across a number of dimensions: portfolio positioning, evaporating profit pools, cost structure & balance sheet challenges, and overall execution issues We launched a 5-year turnaround program in FY12 to accelerate value creation for shareholders and customers. Since 2012, we have made tremendous progress on our portfolio and on operational and financial metrics The momentum continues in FY16 and BGs are largely performing per plan. We will deliver as per guidance provided during Sept. 2015 SAM with an increase in stock buyback. We’ve had some F/X and margin challenges, that we are proactively managing We continue to reposition our portfolio and announced plans to spin-merge our ES business with CSC on May 24th. This transaction unlocks significant value for shareholders This transaction focuses our strategy. HPE (ex-ES) will drive growth in attractive segments of hybrid infrastructure and cloud markets, while enabling our customers via software, technology services and financial services This transaction further strengthens our financial profile. We estimate HPE (ex-ES) to achieve GDP-like revenue growth with higher OP margins and higher FCF in near term

In FY11, at the beginning of the turnaround, we faced significant challenges Declining Revenue and Profit Pools Significant Execution Challenges High Cost Structure and Weakened Balance sheet Uneven Earnings Performance Industry Disruptions Across all Major LOBs Tectonic shifts across all major lines of business driven by shift to cloud, rise of social and mobile, explosion in data, and associated security risks Revenues and profit pools for most profitable businesses (e.g. BCS, traditional ITO) in free fall Facing severel execution challenges (e.g. lack of sharp competitive focus, sub-optimized GTM, under-investment in R&D, culture) High cost structure relative to revenue performance, and a weakened balance sheet Company leadership changes, board issues and missed earnings weighed on stock-price performance Unfavorable Portfolio Mix Portfolio heavily weighted towards low / no growth assets across the technology stack

We have made tremendous progress over the past 5 years

Portfolio mix	• **Refocused portfolio** through organic investments (e.g., flash), acquisitions (e.g., Aruba), planned separation / divestitures (e.g., HPI, H3C, ES-CSC, TippingPoint), partnerships (e.g., Foxconn, Arista, Scality)
Innovation	• **Reignited innovation agenda,** with increased R&D spend and new offerings (e.g., Flash, HAVEn, Helion, Apollo, Synergy, NFV) • Industry Analyst views on capabilities (e.g., Cloud, Big Data, NW)
Marketing & GTM	• **Transformed GTM** to align sales motion to changing industry dynamics and customer buying patterns • Improved partner program and clear focus for channel
Cost structure	• **Improved cost structure** – people (HC) and non-people related (e.g., supply chain, contra, overhead) • **Re-engineered processes,** improved automation and productivity
Free Cash Flow	• **Cash conversion cycle** and BG-level performance improvements • Continued focus on **cost take-out,** to align with benchmarks

171%
Increase in stock price (11/12 – 6/16)[1]

20%
Increase in R&D spend (FY13 – FY15)[2]

17 days
Reduction in HPE CCC (FY13 – FY15)[3]

52,500 HC
Net reduction for HPE (FY13 – 1H16)[4]

1. Sum of HPE and HPQ performance (1:1 split on 1 Nov 2015), from lowest close price in 2012 on 20 Nov 2012 (HPQ: $11.71) to 3 Jun 2016 (HPE: $18.35, HPQ: $13.44)
2. HPE Form 10-K, 12% increase in FY13 – FY14 and 6% increase in FY14 – FY15
3. HPE Form 10-K, from FY13 (40 days) to FY15 (23 days)
4. 85% for HPE from 55K reduction (HP Co FY12 –FY15 plan) and 6K achieved (HPE FY15 plan) up to 1H16

Hewlett Packard Enterprise

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Momentum continues in FY16 and we will deliver per SAM guidance

	SAM 2015 guidance	1QFY16	2QFY16	FY16 Plan
Revenue & EPS	• Revenue growth in CC[1] • Y/Y increase in Op. Profit • Non-GAAP diluted net EPS[1] of $1.85 - $1.95	• Y/Y Rev. growth of 4% in CC[1] • Non-GAAP diluted net EPS[1] at $0.41	• Y/Y Rev. growth of 5% in CC[1] • Non-GAAP diluted net EPS[1] at $0.42	• Non-GAAP diluted net EPS[1] of $1.85 - $1.95 *(Unchanged despite H3C transaction)*
Cash flow	• $5.0 - $5.2 billion in Op. CF • $2.0 - $2.2 billion in FCF[1]	• ($0.1) billion in Op. CF • ($0.8) billion in FCF[1]	• $1.1 billion on Op. CF • $0.5 billion in FCF[1]	• $1.7 - $1.9 billion in FCF[1] *(Reduction due to H3C transaction)*
Share repurchase	• At least 50% of free cash flow in fiscal 2016 to be returned to shareholders (~$400 million in dividends and the remaining in share repurchases)	• $1.3 billion in dividends ($96 million) and share repurchase ($1.2 billion)	• $109 million in dividends ($94 million) and share repurchase ($15 million)	• 100% FCF for share repurchase and dividends • $1 billion of H3C transaction dedicated to share repurchase

1. A reconciliation of specific adjustments to GAAP results and a description of HPE's use of non-GAAP and adjusted non-GAAP financial information is provided within the accompanying "Supplemental GAAP to non-GAAP reconciliations" presentation

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The recently announced CSC-ES transaction will unlock significant value

Benefits to CSC-ES

Strategic

- 3rd largest IT services player, with ~$26 billion[1] revenues
- Pure-play services focus, with 100+ best of breed partners
- Complementary industry verticals of expertise
- Improved deal win performance

Financial

- $1.5+ billion in cost savings per year (e.g., synergy related to Data Centers, off-shore delivery)
- 5,000+ customers with <15% overlap

Benefits to HPE (ex-ES)

Strategic

- Approx. $33 billion[2] company with focus on hybrid infrastructure and cloud markets
- Key value proposition of enabling customers via software, technology services and financial services
- Sharpened focus on higher growth, higher margin businesses
- Opportunity to expand channel and services partners

Financial

- Faster revenue growth than current HPE
- Currently, >100% FCF comes from HPE (ex-ES)
- Higher operating margin rate for HPE (ex-ES)

HPE shareholders own ~50% of CSC-ES and benefit from margin improvement upside

Hewlett Packard Enterprise

1. Based on $18B in trailing 4 quarters of revenue for HPE's ES segment (adjusted for MphasiS and CMS), plus $8B in trailing 4 quarters of revenue for CSC (adjusted for recent acquisitions)
2. HPE (ex-ES) revenue is total HPE revenue calculated on a trailing four quarter basis, including inter-company eliminations, less the Enterprise Services segment, excluding CMS

7

Spin-merge of ES with CSC is an important evolution of our portfolio

HPE (ex-ES) strategy focused on three primary pillars with technology services and financial services as key enablers

1 Cloud / Data Center Infra. *TAM = $100B, CAGR = 2-3%*

- Private Cloud
- Multi-Cloud Mgmt.
- Converged Infra.
- SDDC
- HPC
- NFV / CMS
- Server
- Storage
- Networking

2 Campus / Edge *TAM = $25B, CAGR = 2-3%*

- Wireless LAN
- IoT / Edge Computing
- Branch-in-a-Box
- Campus switching

3 Software Platforms *TAM = $58B, CAGR = 8-9%*

- Security
- Analytics
- App Dev Tools
- IT Operations Mgmt.

4 Technology Services *TAM = $110B, CAGR = 5-6%*

- Consulting / Advisory
- Transformation
- Maintenance
- Monitoring

5 Financial Services

- Investment Solutions
- Flexible Capacity
- Subscription
- Accelerated Migration

- Extend our leadership in core **data center** portfolio
  - Aggressively target growth opportunities
  - Transform business model for traditional infrastructure
- Build upon **campus/edge** portfolio and unlock new profit pools such as IoT
- Continue to build **SW platforms**
- Build on existing core **services capabilities** in EG and SW portfolio to deliver solutions (e.g., TAs)

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Estimated pro forma financials of HPE (ex-ES) expected to improve post deal

Revenue & Mix
- Higher growth profile from positive mix change
- Continuing presence in value-added services[3]
- Spin-merge deal exits lower growth, higher risk asset

Operating Profit
- Improved OP margins following the exit from lower margin ES business
- Need to manage EG OP pressures (e.g., Fx, mix) going forward

Cash Flow
- Significantly improves FCF[5] profile
- ES required significant restructuring dollars through FY16, FY17 and FY18

	From HPE, FY16[1] →	To HPE (ex-ES), FY16[2]
Services Mix[3, 4] FY16, % of Revenues	~55%	~30%
Revenue Growth[4] FY15 – FY16, %	~0% (CC: ~3%)	~2% (CC: ~5%)
OP Margin[6] FY16, %	~9%	~11%

1. FY16 Pro forma for in-flight divestitures of MphasiS, H3C and TippingPoint
2. FY16 Pro forma for ES spin-merge and other in-flight divestitures of MphasiS, H3C and Tipping Point
3. Services revenues include ES, (where applicable), CMS Services, TS Consulting, TS Support, SW Professional Services, SW Support and SW SaaS
4. Revenues after inter-segment elimination, not adjusted for currency
5. FCF = cash flow from operations less net capital expenditures; net capital expenditures = investments in property, plant and equipment less proceeds from the sale of property, plant and equipment
6. OP margin as presented for HPE (ex-ES) is on a non-GAAP basis and includes adjustments to align corporate overhead costs with the new revenue base for HPE (ex-ES)

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HPE (ex-ES) investment thesis Technology leader delivering unrivaled hybrid infrastructure and cloud solutions Global GDP-like revenue growth Strong focus on innovation and customer solutions New upcoming products, increased R&D, new business models Financial strength foundational to the broader business strategy Strong balance sheet and cash position Higher FCF in FY16, FY17 Strong recurring revenues and cash flow >85% of Technology Services and Financial Services revenues are recurring or annuity-based >60% of SW revenues are recurring EPS growing faster than revenue Expanding OP margins driven by improved product mix and cost reduction programs ROI-based capital allocation strategy 100% FCF for share repurchase and dividends in FY16, aggressive buyback through FY17

investors.hpe.com

IR Summit @ Discover 2016 Tim Stonesifer, CFO June 7, 2016

Forward-looking statements This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Hewlett Packard Enterprise Company, and its consolidated subsidiaries (“Hewlett Packard Enterprise” or “HPE”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. The words “believe”, “expect”, “anticipate”, “optimistic”, “intend”, “aim”, “will”, “should”, and similar expressions are intended to identify such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any projections of revenue, margins, expenses, effective tax rates, net earnings, net earnings per share, cash flows, benefit plan funding, share repurchases, currency exchange rates or other financial items; any projections of the amount, timing or impact of cost savings or restructuring charges; any statements of the plans, strategies and objectives of management for future operations; statements regarding the expected effects on Hewlett Packard Enterprise, Enterprise Services and CSC of the proposed distribution of Enterprise Services to Hewlett Packard Enterprise's stockholders and merger of Enterprise Services with a subsidiary of CSC (the "Transaction"), the anticipated timing and benefits of the Transaction, including future financial and operating results, and whether the Transaction will be tax-free for Hewlett Packard Enterprise and its stockholders for U.S. federal income tax purposes, the combined company's plans, objectives, expectations and intentions; the execution of restructuring plans and any resulting cost savings or revenue or profitability improvements; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on Hewlett Packard Enterprise and its financial performance; any statements of expectation or belief; and any statements or assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the need to address the many challenges facing Hewlett Packard Enterprise’s businesses; the competitive pressures faced by Hewlett Packard Enterprise’s businesses; risks associated with executing Hewlett Packard Enterprise’s strategy, the impact of macroeconomic and geopolitical trends and events; risks associated with Hewlett Packard Enterprise’s international operations; the development and transition of new products and services and the enhancement of existing products and services to meet customer needs and respond to emerging technological trends; integration and other risks associated with business combination and investment transactions; the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise's and CSC's ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; CSC's ability to integrate Enterprise Services successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise's or CSC's businesses; the effect of economic, competitive, legal, governmental and technological factors; and other risks that are described in Hewlett Packard Enterprise’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and that are otherwise described or updated from time to time in Hewlett Packard Enterprise’s reports filed with the Securities and Exchange Commission (“SEC”). As in prior periods, the financial information set forth in this presentation, including tax-related items, reflects estimates based on information available at this time. While Hewlett Packard Enterprise believes these estimates to be reasonable, these amounts could differ materially from reported amounts in the Hewlett Packard Enterprise Quarterly Report on Form 10-Q for the three and six months ended April 30, 2016. Hewlett Packard Enterprise assumes no obligation and does not intend to update these forward-looking statements.

Common discussion topics post Q216 earnings announcement 1 2 3 Value of ES/CSC transaction to HPE and its shareholders Enterprise Group operating margin trends One-time cash payments – separation and restructuring 4 Operating company net cash balances

What is the value of the ES/CSC transaction to HPE and its shareholders? TRANSACTION STRUCTURE Transfer of EDS notes $0.3B Retirement of HPE debt $1.6B Transfer of net pension liability1 $0.6B Cash dividend to HPE $1.5B Stock consideration to HPE shareholders2 $4.5B Enterprise Services Transaction Value $8.5B Target close of March 31, 2017 HPE shareholders (not HPE company) receive approx. 50% interest in the new combined ES/CSC company Value of stock consideration fluctuates with share price of CSC, now valued at approx. $7B3 ES/CSC expect first-year cost synergies of approx. $1B post-close, with a annual run-rate of $1.5B exiting the first year4 Key Points HPE will effectively transfer approx. $2.4B in gross unfunded pension liabilities (estimated as of March 31, 2016) and utilize approx. $1.88B in off-shore cash to either pre-fund the pension liabilities or transfer directly to CSC for a net consideration of $0.6B that is fixed. The specific amounts of gross unfunded pension liabilities and offshore cash used for funding or transfer to CSC will be determined at a later date. Value of stock based on 60-day average closing CSC share price as of May 23, 2016 Value of stock based on closing CSC share price as of June 3, 2016 For the newly combined company, after the transaction closes

What is pressuring EG operating margins and will they stabilize or expand? Near-term considerations Foreign exchange translation and hedging has been a significant headwind but expected to moderate Strength of Tier 1 servers in Q216 had unfavorable margin rate impact that is expected to improve Recent increases in R&D and sales investments support future profitable growth Long-term considerations Favorable mix shift expected with more growth coming from higher-margin areas in Storage and Networking with stabilization in Technology Services Focus on profitable growth and market share gains Further rationalization of the current cost structure In millions OP % revenue Operating Profit Enterprise Group

How do your one-time cash payments trend over the next few years?

	FY16	FY17	FY18
HPE/HPI separation payments	$0.6B	-	-
ES separation payments	$0.3B	$0.6B	-
Restructuring payments[1]	$1.2B	~$0.5B	~$0.2B
Total one-time cash payments	**$2.1B**	**~$1.1B**	**~$0.2B**

One-time cash payments reduce significantly in each of the next two years

1. Includes payments associated with the Fiscal 2012 Plan and the Fiscal 2015 Plan

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How much operating company net cash will you have at the end of FY16? $3.7B $6.5-7.0B Approx. $0.7B Approx. $2.1B Approx. ($0.2B) Approx. ($1.5B) Approx. $2B Operating Company Net Cash1 Cash balances increase significantly through free cash flow generation and divestitures A reconciliation of specific adjustments to GAAP results and a description of HPE’s use of non-GAAP and adjusted non-GAAP financial information is provided within the accompanying “Supplemental GAAP to non-GAAP reconciliations” presentation 1

investors.hpe.com

IR Summit @ Discover 2016 Supplemental GAAP to non-GAAP reconciliations June 7, 2016

Forward-looking statements This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Hewlett Packard Enterprise Company, and its consolidated subsidiaries (“Hewlett Packard Enterprise” or “HPE”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. The words “believe”, “expect”, “anticipate”, “optimistic”, “intend”, “aim”, “will”, “should”, and similar expressions are intended to identify such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any projections of revenue, margins, expenses, effective tax rates, net earnings, net earnings per share, cash flows, benefit plan funding, share repurchases, currency exchange rates or other financial items; any projections of the amount, timing or impact of cost savings or restructuring charges; any statements of the plans, strategies and objectives of management for future operations; statements regarding the expected effects on Hewlett Packard Enterprise, Enterprise Services and CSC of the proposed distribution of Enterprise Services to Hewlett Packard Enterprise's stockholders and merger of Enterprise Services with a subsidiary of CSC (the "Transaction"), the anticipated timing and benefits of the Transaction, including future financial and operating results, and whether the Transaction will be tax-free for Hewlett Packard Enterprise and its stockholders for U.S. federal income tax purposes, the combined company's plans, objectives, expectations and intentions; the execution of restructuring plans and any resulting cost savings or revenue or profitability improvements; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on Hewlett Packard Enterprise and its financial performance; any statements of expectation or belief; and any statements or assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the need to address the many challenges facing Hewlett Packard Enterprise’s businesses; the competitive pressures faced by Hewlett Packard Enterprise’s businesses; risks associated with executing Hewlett Packard Enterprise’s strategy, the impact of macroeconomic and geopolitical trends and events; risks associated with Hewlett Packard Enterprise’s international operations; the development and transition of new products and services and the enhancement of existing products and services to meet customer needs and respond to emerging technological trends; integration and other risks associated with business combination and investment transactions; the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise's and CSC's ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; CSC's ability to integrate Enterprise Services successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise's or CSC's businesses; the effect of economic, competitive, legal, governmental and technological factors; and other risks that are described in Hewlett Packard Enterprise’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and that are otherwise described or updated from time to time in Hewlett Packard Enterprise’s reports filed with the Securities and Exchange Commission (“SEC”). As in prior periods, the financial information set forth in this presentation, including tax-related items, reflects estimates based on information available at this time. While Hewlett Packard Enterprise believes these estimates to be reasonable, these amounts could differ materially from reported amounts in the Hewlett Packard Enterprise Quarterly Report on Form 10-Q for the three and six months ended April 30, 2016. Hewlett Packard Enterprise assumes no obligation and does not intend to update these forward-looking statements.

Use of non-GAAP and adjusted financial information Hewlett Packard Enterprise (HPE) has included non-GAAP financial measures in this presentation to supplement HPE’s condensed, consolidated and combined financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this presentation. HPE’s management uses net revenue on a constant currency basis, non-GAAP operating expense, non-GAAP operating profit, non-GAAP income tax rate, non-GAAP net earnings, and non-GAAP diluted net earnings per share to evaluate and forecast HPE's performance before gains, losses or other charges that are considered by HPE's management to be outside of HPE's core business segment operating results. Gross cash, net cash, free cash flow and net capital expenditures are liquidity measures that provide useful information to management about the amount of cash available for investment in HPE's businesses, funding acquisitions, repurchasing stock and other purposes. Net cash and net debt provide useful information to management about the state of HPE's condensed consolidated balance sheet. Operating company net cash and operating company net debt provide additional useful information to management about the state of HPE's condensed consolidated balance sheet by providing more transparency into the financial components of the operating company separate from HPE's financing business, which has different capital structure requirements and requires much greater leverage to run effectively. Hewlett Packard Enterprise also provides forecasts of non-GAAP diluted net earnings per share and free cash flow. These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of HPE's results as reported under GAAP. For example, items such as impairment of data center and intangible assets and amortization of intangible assets, though not directly affecting HPE's cash position, represent the loss in value of data center and intangible assets over time. The expense associated with this loss in value is not included in non-GAAP operating profit, non-GAAP income tax rate, non-GAAP net earnings, and non-GAAP diluted net earnings per share and therefore does not reflect the full economic effect of the loss in value of those data center and intangible assets. In addition, items such as separation costs, restructuring charges, defined benefit plan settlement charges and acquisition-related charges that are excluded from non-GAAP operating expense, non-GAAP operating profit, non-GAAP tax rate, non-GAAP net earnings and non-GAAP diluted net earnings per share can have a material impact on the equivalent GAAP earnings measures and cash flow. Items such as income tax indemnification, valuation allowances, net, and the related tax impact from other non-GAAP measures that are excluded from the non-GAAP tax rate, non-GAAP net earnings and non-GAAP diluted net earnings per share can also have a material impact on the equivalent GAAP earnings measures and cash flow. HPE may not be able to liquidate the short-term and long-term investments included in gross cash immediately, which may limit the usefulness of gross cash as a liquidity measure. In addition, free cash flow, which includes net capital expenditures, does not represent the total increase or decrease in cash for the period. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies. We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations. We believe that providing these non-GAAP financial measures, in addition to the related GAAP measures provides investors with greater transparency to the information used by HPE's management in its financial and operational decision-making and allows investors to see HPE's results “through the eyes” of management. We further believe that providing this information better enables investors to understand HPE's operating performance and financial condition and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance and financial condition. In addition, HPE included certain adjusted non-GAAP measures in this presentation. The company has included these adjustments because management believes they help to facilitate comparisons of the company’s operating results between periods. The unaudited adjusted HPE fiscal 2015 non-GAAP diluted net earnings per share and cash flow metrics are used to assess the run-rate of its continuing operations. The adjusted amounts do not necessarily reflect what the fiscal 2015 non-GAAP diluted net EPS and cash flow of HPE would have been had the separation occurred on November 1, 2014. They also may not be useful in predicting the future financial condition and results of operations of the separate companies. The actual results of operations as reported in the company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission differ from the adjusted amounts reflected herein due to a variety of factors.

Cash flow $ in billions  2015 SAM Guidance for FY16 Updated FY16 Guidance 1Q FY16 Actuals 2Q FY16 Actuals Operating cash flow $5.0 – $5.2 $4.7 - $4.9 $(0.1) $1.1 Net capital expenditures $3.0 $3.0 $0.7 $0.6 Free cash flow1 $2.0 – $2.2 $1.7 - $1.9 $(0.8) $0.5 FY16 Cash flow outlook Free cash flow = cash flow from operations less net capital expenditures; net capital expenditures = investments in property, plant and equipment less proceeds from the sale of property, plant and equipment

2015 SAM guidance for FY16 Q1 FY16 Actuals Q2 FY16 Actuals Revenue growth Y/Y, as reported Growth in local currency (3%) 1% Currency impact 3% 7% 4% Revenue growth Y/Y, constant currency1 -- 4% 5% FY16 Revenue outlook Adjusted to eliminate the effects of currency

FY16 Diluted net EPS outlook

	2015 SAM guidance for FY16	Updated FY16 Guidance	Q1 FY16 Actuals	Q2 FY16 Actuals
GAAP diluted net EPS	$0.75 - $0.85	$1.68 – $1.78	$0.15	$0.18
Non-GAAP adjustments	$1.10[1]	$0.17[2]	$0.26[3]	$0.24[4]
Non-GAAP diluted net EPS	**$1.85 - $1.95**	**$1.85 - $1.95**	**$0.41**	**$0.42**

1. 2015 SAM guidance for FY16 non-GAAP diluted net EPS estimates exclude after-tax costs of approximately $1.10 per share related primarily to restructuring charges, amortization of intangible assets and separation costs
2. Updated full year guidance for FY16 non-GAAP diluted net EPS estimates exclude an after-tax gain on the divestiture of H3C Technologies and other of approximately $1.06, and after-tax costs of approximately $1.23 per share, related primarily to restructuring charges, amortization of intangible assets, separation costs, acquisition and other related charges and tax indemnification adjustments.
3. Q1 FY16 non-GAAP diluted net EPS estimates exclude after-tax costs of approximately $0.26 per share related primarily to restructuring charges, amortization of intangible assets, separation costs, acquisition and other related charges, and tax indemnification adjustments.
4. Q2 FY16 non-GAAP diluted net EPS estimates exclude after-tax costs of approximately $0.24 per share related primarily to amortization of intangible assets, restructuring charges, separation costs, tax indemnification adjustments, and acquisition and other related charges.

Hewlett Packard Enterprise
6

2Q FY16 Operating company net cash Gross cash includes cash and cash equivalents, short-term investments, and certain liquid long-term investments Net cash (debt) is defined as gross cash less gross debt including the effect of hedging FS gross debt includes primarily intercompany equity that is treated as debt for segment reporting purposes at a debt to equity ratio of 7.0x, intercompany debt, and borrowing and funding related activity associated with Financial Services and its subsidiaries Operating company net cash is total HPE net cash (debt) less FS net cash (debt) $ in billions  2Q16 Total HPE gross cash(1) $9.3 Total HPE gross debt 16.1 HPE net cash (debt)(2) $(6.8) FS gross cash(1) $0.8 FS gross debt(3) 11.3 FS net cash (debt)(2) $(10.5) Operating co. net cash(2)(4) $3.7

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Forward-looking statements

Information set forth in this filing, including statements as to Hewlett Packard Enterprise’s outlook and financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of CSC and Everett which will immediately follow the proposed spin-off of Everett from Hewlett Packard Enterprise, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.

These statements are based on various assumptions and the current expectations of the management of Hewlett Packard Enterprise and CSC, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Hewlett Packard Enterprise or CSC. Forward-looking statements included herein are made as of the date hereof, and Hewlett Packard Enterprise and CSC undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Hewlett Packard Enterprise’s or CSC’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this filing include, but are not limited to, statements regarding the expected effects on Hewlett Packard Enterprise, Everett and CSC of the proposed distribution of Everett to Hewlett Packard Enterprise’s stockholders and merger of Everett with a subsidiary of CSC (the “Transaction”), the anticipated timing and benefits of the Transaction, including future financial and operating results, and whether the Transaction will be tax-free for Hewlett Packard Enterprise and its stockholders for U.S. federal income tax purposes, the combined company’s plans, objectives, expectations and intentions. Forward-looking statements also include all other statements in this filing that are not historical facts.

These statements are based on the current expectations of the management of Hewlett Packard Enterprise and CSC (as the case may be) and are subject to uncertainty and to changes in circumstances. Important factors that could cause actual results to differ materially from those in the forward-looking statement include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Hewlett Packard Enterprise’s and CSC’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; CSC’s ability to integrate Everett successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Hewlett Packard Enterprise’s or CSC’s businesses; the effect of economic, competitive, legal, governmental and technological factors and other factors described under “Risk Factors” in each of Hewlett Packard Enterprise’s and CSC’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed Transaction, CSC will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus. CSC will also file a proxy statement which will be sent to the CSC shareholders in connection with their vote required in connection with the Transaction. In addition, Everett expects to file a registration statement in connection with its separation from Hewlett Packard Enterprise. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSC, EVERETT AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Hewlett Packard Enterprise at Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, California 94304, Attention: Investor Relations, or by calling (650) 857-2246.